Exhibit 99.1

CLAUDE RESOURCES INC.
COMPLETES PRIVATE PLACEMENT OFFERING

January 3, 2005 - Claude Resources Inc. is pleased to announce that it has completed a non-brokered private placement of 1,150,033 units, at a price of Cdn$1.50 per unit, for gross proceeds of Cdn$1,725,049.50. Each unit is comprised of one flow-through common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof, on exercise, to purchase one common share for a two year period following the date of issue at a price of Cdn$2.00 in the first year and Cdn$3.00 in the second year.

Net proceeds from this offering will be used to finance a portion of the Company’s 2005 exploration program.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Neil McMillan
President & CEO
(306) 668-7505

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Media - Cynthia Lane : clane@renmarkfinancial.com
Tel. : (514) 939-3989
www.renmarkfinancial.com